Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor		Successor
		Six Months Ended	Six Months Ended
	Year Ended December 31,	July 1,	December 31,	Years Ended December 31,
	2008	2009	2009	2010	2011	2012
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income (loss) of equity investees	$(26,870)	$425,598	$(4,492)	$(48,547)	$(21,724)	$(50,363)
Add: Fixed Charges	55,283	14,705	18,319	37,773	33,180	25,839
Add: Distributed income of equity investees	—	—	—	—	—	—
Less: Equity investment	—	—	—	—	—	—

Total earnings before fixed charges	$28,413	$440,303	$13,827	$(10,774)	$11,456	$(24,524)

Fixed charges:
Interest expense	$53,043	$13,694	$16,977	$35,331	$30,811	$23,934
Accretion (amortization) on debt discount/premium, net	(583)	(189)	3	183	213	201
Estimated interest component of rent expense	2,823	1,200	1,339	2,259	2,156	1,704

Total fixed charges	$55,283	$14,705	$18,319	$37,773	$33,180	$25,839

Ratio of earnings to fixed charges (1)	<1	29.94	<1	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.